                                                                     Exhibit 4.2

                        AUTHORITY TO GRANT OPTIONS

            The Board of Directors, or a stock option committee (hereinafter the
"Committee")  designated by it, may from time to time, in its discretion,  grant to  eligible  employees,  options  (hereinafter  the  "Options")  to purchase an aggregate  number not to exceed  1,825,000  shares of the Common Stock ($.10 par value) of the Corporation (hereinafter the "Stock"), on the terms and subject to the  conditions  hereinafter  provided.  The Stock shall be made  available from authorized  and unissued  Stock or from Stock issued and held in the Treasury of
the   Corporation,   as  shall  be   determined   by  the  Board  of  Directors.
Notwithstanding  anything contained in the Plan to the contrary, no recipient of options may be granted  options to  purchase in excess of ninety  percent of the maximum number of shares of Stock authorized to be issued under the Plan.